FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Authorized Capital Publicly‐Held Company Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56 NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with paragraph 4 of article 157 of Law no. 6,404/1976, and CVM Instruction no. 358/2002, both as amended and in force, hereby inform their shareholders and the market in general, what follows:

I.                 Complementing the information made available by Via Varejo by means of the Material Fact disclosed on June 13, 2013, the Board of Directors of CBD and Via Varejo in meetings held on 17th of the current month have approved to authorize the Executive Management of Via Varejo to proceed with the registration request before the Comissão de Valores Mobiliários and the BM&FBOVESPA S.A. – Bolsa de Mercadorias, Valores e Futuros (“BM&FBOVESPA”) of a primary and secondary public offering of Units, each consisting of one (1) common share and two (2) preferred shares issued by Via Varejo, to be listed for trading on Level 2 corporate governance segment of the BM&FBOVESPA (the “Offering”).

II.       Additionally, CBD, Via Varejo and certain shareholders of Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) agreed to the purchase and sale of shares issued by Nova Pontocom, by which CBD acquired shares (i) held by Via Varejo representing 6.20% of the total corporate capital for R$80,000,000.00; and (ii) held by minority shareholders representing 1.96% of the total corporate capital for R$25,293,909.48. The resulting composition of the corporate capital of Nova Pontocom is: 52.06% is held by CBD, 43.90% is held by Via Varejo, and 4.04% is held by minority shareholders. The management of CBD shall submit in due time the purchase of shares of Nova Pontocom to the ractification of its shareholders in a General Meeting as per the applicable law, being that the holders of preferred shares issued by CBD shall not be entitled to withdraw rights as per Article 137, item II, of Law 6,404/76.

III.     In order to reflect the new governance structure of Nova Pontocom and to promote increased alignment of interests among the parties, it was signed on this date (i)  a new Shareholders Agreement of Nova Pontocom, which establishes the new standards of corporate governance of Nova Pontocom, further to mutual equity rights and obligations among all of its shareholders, as well as (ii)  an Operational Agreement among CBD, Via Varejo and Nova Pontocom, setting forth the terms and conditions of relationship among the parties in the development of their activities, with the objective of increasing synergies and also reinforcing the multichannel strategy between physical stores and the e-commerce activities, in order to maximize value for the Companies’ shareholders.

São Paulo, October 17th 2013

Companhia Brasileira de Distribuição Daniela Sabbag

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 17 , 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.